Exhibit (a)(5)(B)
      This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 9, 2006, and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal, which are being distributed to registered holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares of Class A Common Stock of the Company residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of ACS, by Citigroup Global Markets Inc., the Dealer Manager, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.
Affiliated Computer Services, Inc.
Offer to Purchase for Cash
Up to 55,500,000 Shares of its Class A Common Stock
(Including the Associated Stock Purchase Rights)
at a Purchase Price not greater than $63.00
nor less than $56.00 per Share
THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MARCH 10, 2006, UNLESS THE OFFER IS EXTENDED.
      Affiliated Computer Services, Inc., a Delaware corporation (the “Company” or “ACS”), is offering to purchase for cash up to 55,500,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its Class A Common Stock, par value $0.01 per share (the “Shares” or “Class A Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).
      The Company is inviting its shareholders to tender their Shares at prices specified by the tendering shareholders that are not greater than $63.00 nor less than $56.00 per Share, in cash less any applicable withholding taxes, without interest, upon the terms and subject to the conditions of the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. However, the Offer is subject to certain conditions described in Section 7 of the Offer to Purchase “Conditions Of The Offer”, including obtaining the necessary financing for the Offer pursuant to the terms and conditions contained in the Commitment Letter (as defined in the Offer to Purchase).
      The Company’s Board of Directors (other than Darwin Deason, the Company’s Chairman, who abstained) has approved the Offer. However, neither the Company nor its Board of Directors, the Dealer Manager, the Information Agent or the Depositary (each as defined below) are making any recommendation to the Company’s shareholders as to whether to tender or refrain from tendering their Shares or as to the price or prices at which shareholders may choose to tender their Shares. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. The Company’s directors and executive officers, including its Chairman, Mr. Deason, have advised ACS that they do not intend to tender any Shares pursuant to the Offer.
      In accordance with Instruction 5 “Indication of Price at Which Shares are Being Tendered” of the Letter of Transmittal, shareholders desiring to tender Shares must either (1) specify that they are willing to sell their Shares to the Company at the price determined in the Offer, or (2) specify the price, not greater than $63.00 nor less than $56.00 per Share, at which they are willing to sell their Shares to the Company in the Offer. Shareholders must follow the procedures set forth in Section 3 of the Offer to Purchase “Procedures For Tendering Shares” and in the Letter of Transmittal (or, in the case of shareholders tendering Shares held in an account under the ACS Savings Plan (which is the 401(k) plan), must follow the procedures set forth in the “Letter to Participants in the ACS Savings Plan”.

     The Company will, upon the terms and subject to the conditions of the Offer, determine the price per Share, not greater than $63.00 nor less than $56.00 per Share, that it will pay for Shares properly tendered under the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price (the “Purchase Price”) that will allow it to purchase 55,500,000 Shares, or such lesser number of Shares as are properly tendered and not properly withdrawn pursuant to the Offer. All Shares properly tendered and not properly withdrawn prior to 5:00 p.m., New York City time, on Friday, March 10, 2006 (the “Expiration Date,” unless the Company, in its sole discretion, extends the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire), at prices at or below the Purchase Price will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot,” proration and conditional tender provisions.
     Under no circumstances will interest be paid on the Purchase Price for the Shares, regardless of any delay in making payment for the Shares. All Shares acquired in the Offer will be acquired at the same Purchase Price regardless of whether the shareholder selected a lower price. The Company’s intent is to purchase up to $3.5 billion of its Shares in the Offer. In the event the Purchase Price is less than the maximum of $63.00 per share and more than 55,500,000 Shares are tendered in the Offer at or below the Purchase Price selected by the Company, the Company may exercise its right to purchase up to an additional 2% of the outstanding Class A Shares without extending the Offer, so that the Company purchases up to $3.5 billion of its Shares. By way of example, if the Purchase Price is $60.00 per Share, the Company may purchase up to an additional 2,366,045 outstanding Class A Shares to the extent tendered in the Offer. The Company reserves the right, in its sole discretion, to purchase additional Shares under the Offer subject to legal requirements. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares properly tendered and not withdrawn, subject to the “odd lot,” proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to American Stock Transfer & Trust Company, the Depositary of the Offer, of its acceptance for payment of such Shares under the Offer.
     Payment for Shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the “Book-Entry Transfer Facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, or the specific acknowledgement in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility (as defined in the Offer to Purchase) and any other documents required by the Letter of Transmittal.
     Upon the terms and subject to the conditions of the Offer, if at the Expiration Date more than 55,500,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered at or below the Purchase Price and not withdrawn, the Company will purchase 55,500,000 Shares, such Shares to be purchased: first, from all of the Company’s holders of “odd lots” of less than 100 Shares (not including any Shares held in the ACS Savings Plan, which will not have priority) who properly tender all of their Shares at or below the Purchase Price selected by the Company; second, after purchasing all Shares from the “odd lot” holders, from all other shareholders (including participants in the ACS Savings Plan) who properly tender Shares at or below the Purchase Price selected by the Company, on a pro rata basis, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase “Conditional Tender Of Shares”; and third, if necessary to permit the Company to purchase 55,500,000 Shares, to the extent feasible, by random lot out of Shares tendered subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares be purchased at or below the purchase price selected by the Company. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares. See Section 1 “Terms of the Offer” and Section 6 “Conditional Tender of Shares” of the Offer to Purchase.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.
     Tenders of Shares under the Offer are irrevocable, except that tendered Shares may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Company under the Offer prior to such withdrawal, may also be withdrawn at any time after midnight, New York City time, on April 6, 2006. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “Eligible Institution” (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility’s procedures. All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by the Company, in its sole discretion, whose determination will be final and binding. None of the Company, American Stock Transfer & Trust Company, as the Depositary, Mellon Investor Services LLC, as the Information Agent, and Citigroup Global Markets Inc., as the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.
     In certain circumstances, some tendering shareholders whose Shares are purchased in the Offer may be treated for U.S. federal tax purposes as having received an amount taxable as a distribution or dividend rather than as recognizing a capital gain or loss. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal tax consequences of participating in the Offer.
     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should read them carefully before making any decision regarding the Offer.
     Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone number set forth below and will be promptly furnished by the Company at its expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact the Depositary.

The Information Agent for the Offer is:
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
Toll-Free: 800-835-0447
Call Collect: 201-680-6590
The Dealer Manager for the Offer Is:
Citigroup Global Markets Inc.
390 Greenwich Street
New York, New York 10013
Toll-Free: (877) 531-8365
February 9, 2006

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